================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934


                          ELITE INFORMATION GROUP, INC.
                            (Name of Subject Company)


                          ELITE INFORMATION GROUP, INC.
                       (Title of Person Filing Statement)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                          (Name of Class of Securities)


                                    111433108
                      (CUSIP Number of Class of Securities)


                              Christopher K. Poole
                      Chairman and Chief Executive Officer
                          Elite Information Group, Inc.
                            5100 West Goldleaf Circle
                          Los Angeles, California 90056
                                 (323) 642-5200
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                                   Copies to:

                                PATRICK S. BRYANT
                        ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 Independence Center
                             101 North Tryon Street
                         Charlotte, North Carolina 28246
                                 (704) 377-2536


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

WEST
610 Opperman Drive
Eagan, MN 55123
Tel (651) 687-7000
www.westgroup.com

News Release
(Unless otherwise stated, all amounts are in US dollars.)

MEDIA CONTACTS:                                    INVESTOR CONTACTS:
John Shaughnessy                                   Gene Gartlan
THOMSON LEGAL & REGULATORY                         THE THOMSON CORPORATION
651.687.4749                                       203.328.9485
john.shaughnessy@westgroup.com                     gene.gartlan@thomson.com

Matthew DeVoll                                     Barry Emerson
ELITE INFORMATION GROUP, INC.                      ELITE INFORMATION GROUP, INC.
323.642.5631                                       323.642.5240
mdevoll@elite.com                                  bemerson@elite.com


FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------

                   THOMSON TO ACQUIRE ELITE INFORMATION GROUP

            WORLDWIDE LEADER IN LAW PRACTICE MANAGEMENT APPLICATIONS
               JOINS WEST, THE LEADING PROVIDER OF INFORMATION AND
                   TECHNOLOGY SOLUTIONS TO LEGAL PROFESSIONALS
--------------------------------------------------------------------------------

         ST. PAUL, MINN., and LOS ANGELES, April 3, 2003 - The Thomson Corporation (TSX: TOC; NYSE: TOC) and Elite Information Group, Inc. (NASDAQ:
ELTE), a leading provider of integrated practice and financial management applications for legal and professional services markets, today announced that they have signed a definitive agreement under which Thomson will acquire Elite. Under the terms of the agreement, a newly formed Thomson subsidiary will make a cash tender offer for all of the outstanding shares of Elite common stock, at a price of $14 per share, or approximately $122 million. The Elite Board of Directors has unanimously approved the agreement. The transaction is expected to close in the second quarter of 2003.

         Elite will join West, the leading provider of integrated information solutions to legal professionals in the US, as part of the Thomson Legal & Regulatory market group. Elite's management team, led by Christopher K. Poole, Elite chairman and chief executive officer, will continue to lead the business from the company's headquarters in Los Angeles.

         Brian H. Hall, president and chief executive officer of Thomson Legal & Regulatory, said the Elite acquisition will expand the Thomson strategy of providing powerful technologies and applications that complement its world-class information services such as Westlaw and Dialog,


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


giving customers the tools they need to make better decisions faster. "Similar to Thomson, Elite is recognized for its exceptional products, technologies and commitment to customers. Combining Elite's integrated practice and financial management applications with West's authoritative information services creates the foundation for the next generation of tools that help our customers best serve their clients - and drive growth for our business," he said.

         West President Mike Wilens said Elite will reinforce - and accelerate - the West commitment to serving the practice of law with world-class practice management applications and solutions. "West understands the complexity of today's practice of law, and the critical need lawyers have for the right information and tools to manage their practice. Our ProLaw practice management suite is highly regarded by small- and mid-sized law firms. Elite brings powerful practice management solutions geared to large national and global firms and their clients," he said.

         Wilens noted that law firms increasingly turn to West for practice management and client development services. "Savvy practitioners recognize that the convergence of information and workflow applications can be a powerful competitive edge. For example, West km now gives legal practitioners the capability to leverage - and search - their own firm's work product seamlessly when using Westlaw. In less than a year, leading legal technologists are hailing West km as a transformational product that can make a profound difference in the practice of law.

         "As part of West and Thomson, Elite will be a catalyst in advancing the development of the next generation of legal software solutions for our customers," he added.

         According to Poole, Elite has more than 400 employees and 800 clients in law and other professional services firms around the world. "Thomson and West have long been at the forefront of developing integrated information solutions to help legal and professional service firms leverage information assets of all kinds. Elite has been the leader in developing financial and practice management solutions to the same markets. Together, we can bring even more powerful and useful solutions to our customers around the world."

         Thomson and Elite expect that the tender offer will be commenced as soon as practicable following the filing of the required documents with the Securities and Exchange Commission. The offer is conditioned upon, among other things, the tender of at least a majority of the outstanding Elite shares, expiration of the waiting periods under applicable antitrust laws and other customary conditions. All of Elite's directors, who currently hold approximately 22 percent of issued and outstanding shares, have agreed to tender their Elite shares into the offer. Elite was advised by Broadview International LLC; Thomson was advised by Morgan Stanley.


                                     2 of 3

         This news release is for informational purposes only. It does not constitute an offer to purchase Elite shares or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. At the time Thomson commences the offer, Thomson will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and Elite will file a solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information and security holders of Elite are advised to carefully read these documents (when they become available) before making any decision with respect to the tender offer. These documents will be provided to Elite security holders at no charge and, when filed with the Securities and Exchange Commission, may be obtained free of charge at www.sec.gov.

ABOUT ELITE

Elite Information Group, Inc., is a leading provider of integrated practice and financial management systems for professional service firms worldwide. The company has built on its success as the premier provider of world-class time and billing systems for the legal industry to deliver a variety of products and consulting services to other professional service markets, including accounting, engineering, marketing and management and IT consulting. More than one-third of the top 1,000 US law firms, more than one-half of the top 100 US law firms, and 30 of the top 100 UK law firms use Elite's practice and financial management systems. Headquartered in Los Angeles, Elite was named a top-ten software developer by the Los Angeles Business Journal in 2002 for the second consecutive year. The company was also ranked among the Deloitte and Touche Fast 50 technology growth companies. Elite employs more than 400 professionals and has offices worldwide including Los Angeles, New York, Philadelphia and London. For more information, visit www.elite.com.

ABOUT WEST

Headquartered in Eagan, Minn., West is the foremost provider of integrated information solutions to the U.S. legal market. West is a business within The Thomson Corporation (TSX: TOC; NYSE: TOC) and was formed when West Publishing and Thomson Legal Publishing merged in June 1996. For more information, please visit the West Web site at www.westgroup.com.

ABOUT THE THOMSON CORPORATION

The Thomson Corporation (http://www.thomson.com), with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software applications and tools to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

This news release includes forward-looking statements, which are based on certain assumptions and reflect current expectations of Thomson and Elite. These forward-looking statements, such as Thomson and Elite expectations regarding the anticipated benefits of the proposed Elite acquisition, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials Thomson or Elite has filed with the securities regulatory authorities in Canada and the United States, as the case may be, from time to time, including the Thomson annual report on Form 40-F for the year ended December 31, 2002 and the Elite annual report on form 10-K for the year ended December 31, 2002, filed with the SEC. These risks include those associated with the ability of Thomson to fully derive anticipated benefits from its acquisitions. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                     3 of 3

                          ELITE INFORMATION GROUP, INC.
                       QUESTIONS AND ANSWERS FOR CUSTOMERS
                                  APRIL 3, 2003

WHAT IS HAPPENING?

Thomson, parent company of West, has agreed to acquire Elite Information Group, Inc., a leading provider of integrated practice and financial management applications for the legal and professional services industry. Elite will join West as part of the Thomson Legal & Regulatory market group.

WHAT'S THE TIMELINE?

Thomson announced the agreement to purchase Elite on April 3, 2003. The acquisition is expected to be completed during the second quarter of 2003.

WHY IS THOMSON ACQUIRING ELITE?

Like Thomson, Elite is recognized for its exceptional products, technologies and commitment to customers. We believe that the convergence of Elite's integrated financial and practice management solutions with West's information services provides the foundation for the next generation of law firm and professional services tools - tools that enable our clients to make better decisions faster, give them a competitive edge and deliver optimum value. Elite also has considerable expertise in implementing large-scale enterprise solutions - expertise that will be key to working with large, multinational firms.

HOW WILL CLIENTS BENEFIT FROM THIS ACQUISITION?

More than ever, the convergence of information and workflow coupled with integrated practice management applications makes possible new solutions that yield true competitive advantages for legal and other professional services firms. Thanks to the strength of their combined expertise, we believe that Elite and West are best positioned to accelerate the development of these solutions, and make them available to clients.

WHAT CAN CLIENTS EXPECT?

Elite clients will continue to be served by their Elite rep and support team. Elite also will be able to take advantage of the reach and resources of West and Thomson. Our mutual focus will be on providing the products, service and support that gives our clients a true competitive edge and delivers optimum value.

WILL ELITE SOFTWARE CONTINUE TO HAVE THE SAME FEATURES AND FUNCTIONALITY, AS WELL AS TO INTEROPERATE WITH OTHER TECHNOLOGIES IN THE MARKET?

Absolutely. Elite is recognized for providing full-featured practice management tools designed to address the entire cycle of service delivery in a legal or professional services firm, as well as for enabling professionals to leverage and maximize their existing technology investments. Much of this success depends on the flexibility Elite's products offer when working with technologies from other providers. This interoperability also is consistent with the product development philosophies that have underscored the success of West and Thomson in the solutions market.

HOW WILL ELITE'S SERVICES BE SUPPORTED?

Elite's focus on providing clients with products that deliver a true competitive edge is unchanged, with the added benefit of access to the reach and resources of West and Thomson. As with West, we believe one of the key reasons customers select Elite is the world-class service and support backing its products.

WHAT DOES THIS MEAN FOR ME? WILL ELITE MAINTAIN ITS OWN SALES FORCE?

Yes. We expect that Elite's current sales force will continue to be the primary channel for selling and servicing the company's products. We believe that Elite is a powerful addition to the West integrated information solutions portfolio. As with previous acquisitions, we will create open lines of communication between these sales organizations to provide the best coordination, harmonize resources and optimize service to customers.

WHAT DIFFERENTIATES PROLAW FROM ELITE?

In general, the companies serve different segments of the legal market. ProLaw is used primarily by small- and mid-sized firms, while Elite is more widely used by large law firms and other professional services firms. For certain clients, the companies' products complement each other: for example, ProLaw's extensive case management functionality, rules engine, and client and matter management functionality can be integrated with Elite's billing, financial management and travel and expense tracking, customer relationship management (CRM) and business intelligence tools to create an integrated suite that delivers unmatched power, value and competitive edge for clients.

HOW DO CUSTOMERS STAND TO BENEFIT FROM THIS PROPOSED ACQUISITION?

Professionals stand to benefit from practice management products that effectively integrate front office and back office functions. Such products will help them better manage their businesses, and better serve their clients. These products also will be easier and more cost-effective for law firms, legal departments and other professional services organizations to install and manage as part of their information technology environment. Together, Elite and West will be able to offer a suite of integrated information and practice management solutions to all segments of the legal market as well as other professional services industries and segments.

This document is for informational purposes only. It does not constitute an offer to purchase Elite shares or a solicitation/ recommendation statement under the rules and regulations of the Securities and Exchange Commission. At the time Thomson commences the offer, Thomson will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and Elite will file a solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information and security holders of Elite are advised to carefully read these documents (when they become available) before making any decision with respect to the tender offer. These documents will be provided to Elite security holders at no charge and, when filed with the Securities and Exchange Commission, may be obtained free of charge at www.sec.gov.

April 3, 2003

Message from Chris Poole to Elite employees:

Just moments ago, a press release crossed the wire announcing that Elite Information Group has signed a definitive agreement with The Thomson Corporation under which Thomson will acquire Elite. Elite will become part of West, a Thomson business and the leading provider of integrated information solutions to the US legal market.

This is an exciting development both for West and Elite. Our business will continue operations from its headquarters in Los Angeles, led by the current management team. As part of West, we can leverage each other's unique expertise and market presence - creating new and more powerful products, and serving our clients in ways that I know will build on our leadership position and drive our business to even greater success in the future. We'll have access to new tools and resources that can support our individual success as well.

As you can imagine, this decision has been given thorough consideration by our management and Board of Directors. We believe this is the best way to deliver value to Elite shareholders and to support our vision of becoming the leading worldwide provider of practice management solutions for the professional services industry. I think you'll find West to be a fine company, with values and people similar to our own. In the future, as you meet these new members of our organization, I am confident that you will come to share my great enthusiasm for this relationship and for our shared future.

Please click here for more information on West, Thomson Legal & Regulatory and Thomson. Together with West representatives, including company President Mike Wilens, I will be holding an employee meeting this morning at 9 AM Pacific Time to share more information about the acquisition and what it means for all of us. Please join me then.

This document is for informational purposes only. It does not constitute an offer to purchase Elite shares or a solicitation/ recommendation statement under the rules and regulations of the Securities and Exchange Commission. At the time Thomson commences the offer, Thomson will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and Elite will file a solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information and security holders of Elite are advised to carefully read these documents (when they become available) before making any decision with respect to the tender offer. These documents will be provided to Elite security holders at no charge and, when filed with the Securities and Exchange Commission, may be obtained free of charge at www.sec.gov.

                          ELITE INFORMATION GROUP, INC.
                    QUESTIONS AND ANSWERS FOR ELITE EMPLOYEES
                                  APRIL 3, 2003

WHAT IS HAPPENING?

The Thomson Corporation (TSX: TOC; NYSE: TOC) and Elite Information Group, Inc. have signed a definitive agreement under which Thomson will acquire Elite.

WHAT IS THE THOMSON CORPORATION?

The Thomson Corporation is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. Thomson has more than 42,000 employees around the globe, and reported 2002 revenues of $7.8 billion.

HOW WILL ELITE BE ALIGNED WITHIN THE THOMSON CORPORATION?

Elite will join West as part of the Thomson Legal & Regulatory market group. Thomson Legal & Regulatory is the largest market group within Thomson, and provides information and technology solutions to legal, tax and accounting professionals worldwide.

WHO IS WEST?

West is the foremost provider of integrated information solutions to the U.S. legal market. For more than 125 years, West has provided legal information resources of unmatched quality and authority, and delivered powerful research tools with unparalleled performance and accuracy. West's major brands include Westlaw, KeyCite, West km, The National Reporter System, ProLaw and FindLaw.

WHY IS THOMSON ACQUIRING ELITE?

Like Thomson, Elite is recognized for its exceptional products, technologies and commitment to customers. We believe that the convergence of Elite's integrated financial and practice management solutions with West's information services provides the foundation for the next generation of law firm and professional services tools - tools that enable our clients to make better decisions faster, give them a competitive edge and deliver optimum value. Elite also has considerable expertise in implementing large-scale enterprise solutions - expertise that will be a key resource for West in serving the needs of large, multinational firms.

WHY IS ELITE BEING SOLD?

Elite's success is built on a vision to be the worldwide leader in delivering integrated practice and financial management solutions to the legal and professional services markets. Joining with Thomson and West will provide Elite with additional resources and expertise, and together we expect that these companies will deliver even more powerful solutions that help give our clients a competitive edge. We expect to build on the market success of each company's products; we also will offer a more comprehensive portfolio of law firm and professional services applications, more effectively meeting the needs of firms of all sizes.

WHAT DOES THIS MEAN FOR ME?

     YOUR JOB: This acquisition should not affect your job or your role in growing Elite's business. It is our hope that you will take advantage of new career, professional development and knowledge-sharing resources that will be made available to you, so that you may continue to grow personally and professionally.

     YOUR BENEFITS: Our goal is to continue to provide a competitive, comprehensive benefits package. Your current benefits will remain in place through the end of this year. At that time we will transition to a Thomson benefits plan. Based on our analysis, we believe you will find the Thomson benefits package to be very similar.

     YOUR CAREER PATH: A core value of The Thomson Corporation is to support continued personal and professional growth. Thomson is committed to helping all employees understand how their role contributes to the company's success, as well as providing the tools to advance their careers. We've provided initial information on Thomson University in your information kits
     - we'll provide more information on this and other career development resources in the coming weeks.

     TRAINING/DEVELOPMENT: The success of Thomson is dependent on ensuring that employees have the skills they need to do their job well, and to develop new skills to advance their careers. In the coming weeks, Elite employees will learn more about the development programs and resources Thomson and West have to offer.

     WEB SITE, E-MAIL, CONTACT INFORMATION: Generally speaking, Elite operations and "to-market" strategy will continue unchanged. Near term, Elite's Web site, and employees' e-mail and contact information will remain the same. At the appropriate time, a transition plan will be developed to incorporate the West brand signature as part of certain marketing and trade show components.

     WHERE I CAN FIND MORE INFORMATION: To learn more about The Thomson Corporation, its employees, businesses and culture, visit www.thomson.com. Another excellent resource is http://insidethomson.com/. You also can link to the special Web page created for Elite employees at (LINK). There, you'll find information on programs, resources, benefits and more.

WHAT DIFFERENTIATES PROLAW FROM ELITE?

In general, the companies serve different segments of the legal market. ProLaw is used primarily by small- and mid-sized firms, while Elite is more widely used by large law firms and other professional services firms. For certain clients, the companies' products complement each other: for example, ProLaw's extensive case management functionality, rules engine, and client and matter management functionality can be integrated with Elite's billing, financial management and travel and expense tracking, customer relationship management (CRM) and business intelligence tools to create an integrated suite that delivers unmatched power, value and competitive edge for clients.

HOW DO CUSTOMERS STAND TO BENEFIT FROM THIS PROPOSED ACQUISITION?

Professionals stand to benefit from practice management products that effectively integrate front office and back office functions. Such products will help them better manage their businesses, and better serve their clients. These products also will be easier and more cost-effective for law firms, legal departments and other professional services organizations to install and manage as part of their information technology environment. Together, Elite and West will be able to offer a suite of integrated information and practice management solutions to all segments of the legal market as well as other professional services industries and segments.

WHAT SHOULD I TELL CUSTOMERS?

We are directly informing customers and the general market about the acquisition. However, some customers may be curious about the acquisition and what it means for them, and their relationship with you. If asked, customers should know that Elite has agreed to be acquired by The Thomson Corporation, and will be aligned with West. We expect that the acquisition will result in additional product development resources and expertise, as well as the ability to leverage the strengths of both companies to create powerful new practice and information management technologies. To ensure superior service, customers should continue to manage their West account with their West representatives, and their Elite account with their Elite representative.

WHAT CAN CLIENTS EXPECT?

Elite clients will continue to be served by their Elite sales representative and support team. Elite also will be able to take advantage of the reach and resources of West and Thomson. Our mutual focus will be on providing the products, service and support that gives our clients a true competitive edge and delivers optimum value.

WILL ELITE MAINTAIN ITS OWN SALES FORCE?

Yes. We expect Elite's current sales force to continue to be the primary channel for selling and servicing the company's products. Thomson hopes to create open lines of communication between Elite and West sales organizations to provide the best coordination, harmonize resources and optimize service to customers.

This document is for informational purposes only. It does not constitute an offer to purchase Elite shares or a solicitation/ recommendation statement under the rules and regulations of the Securities and Exchange Commission. At the time Thomson commences the offer, Thomson will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and Elite will file a solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information and security holders of Elite are advised to carefully read these documents (when they become available) before making any decision with respect to the tender offer. These documents will be provided to Elite security holders at no charge and, when filed with the Securities and Exchange Commission, may be obtained free of charge at www.sec.gov.